UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 6)


                              LATTICE INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    518414107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2011
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock *
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY          0 shares of Common Stock *
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock *
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     0 shares of Common Stock *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares of Common Stock shares *
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.00%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
      * Based upon 29,384,488 shares of the common stock, par value $0.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 14, 2011, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2011. As of December 31, 2011, PSource Structured Debt Limited("PSource" or the "Investor") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant") and (ii) warrants to purchase 758,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant" and together with the First Warrant, the "Warrants"). The number of Shares underlying all Warrants described herein have been adjusted to take into account a 10:1 split of the
Company's Shares that occurred on February 4, 2007. Each of the Warrants contains an issuance limitation prohibiting the Investor from converting those securities to the extent that such conversion would result in beneficial ownership by the Investor of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitations"). The Issuance Limitations may be waived by Investor upon at least 75 days prior notice to the Company. In addition, with respect to the Warrants, the Issuance Limitations shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock *
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,358,333 shares of Common Stock *
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock *
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,358,333  shares of Common Stock *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,358,333 shares of Common Stock *
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.42%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

      * Based upon 29,384,488 shares of the common stock, par value $0.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 14, 2011, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2011. As of December 31, 2011, PSource Structured Debt Limited("PSource" or the "Investor") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant") and (ii) warrants to purchase 758,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant" and together with the First Warrant, the "Warrants"). The number of Shares underlying all Warrants described herein have been adjusted to take into account a 10:1 split of the
Company's Shares that occurred on February 4, 2007. Each of the Warrants contains an issuance limitation prohibiting the Investor from converting those securities to the extent that such conversion would result in beneficial ownership by the Investor of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitations"). The Issuance Limitations may be waived by Investor upon at least 75 days prior notice to the Company. In addition, with respect to the Warrants, the Issuance Limitations shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock *
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,358,333 shares of Common Stock *
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock *
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,358,333 shares of Common Stock *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,358,333  shares of Common Stock *
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.42%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based upon 29,384,488 shares of the common stock, par value $0.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 14, 2011, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2011. As of December 31, 2011, PSource Structured Debt Limited("PSource" or the "Investor") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant") and (ii) warrants to purchase 758,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant" and together with the First Warrant, the "Warrants"). The number of Shares underlying all Warrants described herein have been adjusted to take into account a 10:1 split of the
Company's Shares that occurred on February 4, 2007. Each of the Warrants contains an issuance limitation prohibiting the Investor from converting those securities to the extent that such conversion would result in beneficial ownership by the Investor of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitations"). The Issuance Limitations may be waived by Investor upon at least 75 days prior notice to the Company. In addition, with respect to the Warrants, the Issuance Limitations shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Calliope Capital Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237865
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock *
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         0 shares of Common Stock *
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock *
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     0 shares of Common Stock *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares of Common Stock *
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.00%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based upon 29,384,488 shares of the common stock, par value $0.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 14, 2011, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2011. As of December 31, 2011, PSource Structured Debt Limited("PSource" or the "Investor") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant") and (ii) warrants to purchase 758,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant" and together with the First Warrant, the "Warrants"). The number of Shares underlying all Warrants described herein have been adjusted to take into account a 10:1 split of the
Company's Shares that occurred on February 4, 2007. Each of the Warrants contains an issuance limitation prohibiting the Investor from converting those securities to the extent that such conversion would result in beneficial ownership by the Investor of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitations"). The Issuance Limitations may be waived by Investor upon at least 75 days prior notice to the Company. In addition, with respect to the Warrants, the Issuance Limitations shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

CUSIP No. 518414107
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Christopher D. Johnson

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  0 shares of Common Stock *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  0 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.00%*
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------
      * Based upon 29,384,488 shares of the common stock, par value $0.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 14, 2011, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2011. As of December 31, 2011, PSource Structured Debt Limited("PSource" or the "Investor") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant") and (ii) warrants to purchase 758,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant" and together with the First Warrant, the "Warrants"). The number of Shares underlying all Warrants described herein have been adjusted to take into account a 10:1 split of the
Company's Shares that occurred on February 4, 2007. Each of the Warrants contains an issuance limitation prohibiting the Investor from converting those securities to the extent that such conversion would result in beneficial ownership by the Investor of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitations"). The Issuance Limitations may be waived by Investor upon at least 75 days prior notice to the Company. In addition, with respect to the Warrants, the Issuance Limitations shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

CUSIP No. 518414107
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Russell Smith
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                     (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  0 shares of Common Stock *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  0 shares of Common Stock *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 shares of Common Stock *
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.00%*
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------
      * Based upon 29,384,488 shares of the common stock, par value $0.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 14, 2011, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2011. As of December 31, 2011, PSource Structured Debt Limited("PSource" or the "Investor") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant") and (ii) warrants to purchase 758,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant" and together with the First Warrant, the "Warrants"). The number of Shares underlying all Warrants described herein have been adjusted to take into account a 10:1 split of the
Company's Shares that occurred on February 4, 2007. Each of the Warrants contains an issuance limitation prohibiting the Investor from converting those securities to the extent that such conversion would result in beneficial ownership by the Investor of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitations"). The Issuance Limitations may be waived by Investor upon at least 75 days prior notice to the Company. In addition, with respect to the Warrants, the Issuance Limitations shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States and Israel
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock *
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,358,333 shares of Common Stock *
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock *
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,358,333 shares of Common Stock *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,358,333 shares of Common Stock *
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.42%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
      * Based upon 29,384,488 shares of the common stock, par value $0.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 14, 2011, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2011. As of December 31, 2011, PSource Structured Debt Limited("PSource" or the "Investor") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant") and (ii) warrants to purchase 758,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant" and together with the First Warrant, the "Warrants"). The number of Shares underlying all Warrants described herein have been adjusted to take into account a 10:1 split of the
Company's Shares that occurred on February 4, 2007. Each of the Warrants contains an issuance limitation prohibiting the Investor from converting those securities to the extent that such conversion would result in beneficial ownership by the Investor of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitations"). The Issuance Limitations may be waived by Investor upon at least 75 days prior notice to the Company. In addition, with respect to the Warrants, the Issuance Limitations shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 518414107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     0 shares of Common Stock *
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,358,333 shares of Common Stock *
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares of Common Stock *
    WITH       -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     1,358,333 shares of Common Stock *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,358,333 shares of Common Stock *
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.42%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
      * Based upon 29,384,488 shares of the common stock, par value $0.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 14, 2011, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2011. As of December 31, 2011, PSource Structured Debt Limited("PSource" or the "Investor") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant") and (ii) warrants to purchase 758,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant" and together with the First Warrant, the "Warrants"). The number of Shares underlying all Warrants described herein have been adjusted to take into account a 10:1 split of the
Company's Shares that occurred on February 4, 2007. Each of the Warrants contains an issuance limitation prohibiting the Investor from converting those securities to the extent that such conversion would result in beneficial ownership by the Investor of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitations"). The Issuance Limitations may be waived by Investor upon at least 75 days prior notice to the Company. In addition, with respect to the Warrants, the Issuance Limitations shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: LATTICE INCORPORATED

Item 1(b).  Address of Issuer's Principal Executive Offices:
            7150 N. Park Drive
            Suite 500
            Pennsauken, NJ 08109

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.(In Liquidation)*

This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Calliope Capital
Corporation, a Delaware Corporation, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Christopher D. Johnson, Russell Smith, Eugene Grin and David Grin. PSource Structured Debt Limited is managed by Laurus Capital Management, LLC, subject to certain preapproval rights of the board of directors of PSource Structured Debt Limited. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share voting and investment power over the shares owned by PSource Structured Debt Limited, reported in this
Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Calliope Capital Corporation, Christopher D. Johnson, Russell Smith, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            875 Third Avenue, 3rd Floor,
            New York, NY 10022

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 518414107

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 0 shares of Common Stock *

            (b)   Percent of Class: 0.00%*

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock *

                  (ii) shared power to vote or to direct the vote: 0 shares of Common Stock *

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock *

                  (iv)  shared power to dispose or to direct the disposition of:
                        0 shares of Common Stock *

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
      * Based upon 29,384,488 shares of the common stock, par value $0.01 per share (the "Shares") of Lattice Incorporated, a Delaware corporation (the "Company") as of November 14, 2011, as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ending September 30, 2011. As of December 31, 2011, PSource Structured Debt Limited("PSource" or the "Investor") held (i) warrants, as amended, to purchase up to 600,000 Shares at an exercise price of $1.10 per share, subject to certain adjustments (the "First Warrant") and (ii) warrants to purchase 758,333 Shares at an exercise price of $0.10 per Share, subject to certain adjustments (the "Second Warrant" and together with the First Warrant, the "Warrants"). The number of Shares underlying all Warrants described herein have been adjusted to take into account a 10:1 split of the
Company's Shares that occurred on February 4, 2007. Each of the Warrants contains an issuance limitation prohibiting the Investor from converting those securities to the extent that such conversion would result in beneficial ownership by the Investor of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitations"). The Issuance Limitations may be waived by Investor upon at least 75 days prior notice to the Company. In addition, with respect to the Warrants, the Issuance Limitations shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and share voting and investment power over the securities owned by PSource reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 January 31, 2012
                                                 -------------------------------
                                                 Date



                                       Laurus Master Fund, Ltd. (in Liquidation)
                                       By: /s/ Russell Smith
                                       -----------------------------------------
                                       Russell Smith
                                       Joint Official Liquidator (for the
                                       account of Laurus Master Fund, Ltd. and
                                       with no personal liability)

                                   APPENDIX A


A.    Name:                         Laurus Capital Management, LLC, a
                                    Delaware limited liability company

      Business Address:             875 Third Avenue, 3rd Floor
                                    New York, New York 10022

      Place of Organization:        Delaware


B.    Name:                         Calliope Capital Corporation, a
                                    Delaware corporation

      Business Address:             c/o Laurus Capital Management, LLC
                                    875 Third Avenue, 3rd Floor
                                    New York, New York 10022

      Place of Organization:        Delaware


C.    Name:                         PSource Structured Debt Limited, closed
                                    ended company incorporated with limited
                                    liability in Guernsey

      Business Address:             c/o Laurus Capital Management, LLC
                                    875 Third Avenue, 3rd Floor
                                    New York, New York 10022

      Place of Organization:        Guernsey


D.    Name:                         Eugene Grin

      Business Address:             c/o Laurus Capital Management, LLC
                                    875 Third Avenue, 3rd Floor
                                    New York, New York 10022

      Principal Occupation:         Principal of Laurus Capital Management, LLC
      Citizenship:                  United States


E.    Name:                         David Grin

      Business Address:             c/o Laurus Capital Management, LLC
                                    875 Third Avenue, 3rd Floor
                                    New York, New York 10022

      Principal Occupation:         Principal of Laurus Capital Management, LLC
      Citizenship:                  United States and Israel

F.    Name:                         Christopher D. Johnson

      Business Address:             Elizabethan Square, 80 Shedden Road, George
                                    Town, Grand Cayman, Cayman Islands KY1-1104

      Principal Occupation:         Managing Director, Chris Johnson Associates
                                    Ltd.

      Citizenship:                  United Kingdom and Cayman Islands


G.    Name:                         Russell Smith

      Business Address:             Governors Square, 23 Lime Tree Bay Avenue,
                                    Grand Cayman, Cayman Islands KY1-1205

      Principal Occupation:         Director, BDO CRI (Cayman) Ltd.

      Citizenship:                  United Kingdom

Each of Laurus Capital Management, LLC, Calliope Capital Corporation, PSource Structured Debt Limited, Christopher D. Johnson, Russell Smith, David Grin and Eugene Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


Calliope Capital Corporation
PSource Structured Debt Limited

By:  Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
-------------------------------
    Eugene Grin
    Principal
    January 31, 2012


/s/ Christopher D. Johnson
-----------------------------------------
    Christopher D. Johnson, on his individual behalf
    January 31, 2012


/s/ Russell Smith
-----------------------------------------
    Russell Smith, on his individual behalf
    January 31, 2012


/s/ David Grin
-------------------------------
    David Grin, on his individual behalf
    January 31, 2012


/s/ Eugene Grin
-------------------------------
    Eugene Grin, on his individual behalf
    January 31, 2012